BEMIS COMPANY, INC.

One Neenah Center

4th Floor, P.O. Box 669

Neenah, Wisconsin  54957

September 28, 2006

Via EDGAR

Securities and Exchange Commission

Attention:  Morgan Youngwood

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Bemis Company, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006
Form 10-Q for the quarterly period ended March 31, 2006
Filed on May 10, 2006
Form 10-Q for the quarterly period ended June 30, 2006
Filed on August 9, 2006
Forms 8-K
Filed on July 27, 2006, April 27, 2006, January 27, 2006, and January 25, 2006
File No. 001-05277

Dear Mr. Youngwood:

I am writing this letter to confirm our recent conversation regarding the deadline for Bemis Company Inc.’s response to the SEC staff’s comment letter dated September 15, 2006 regarding the above-referenced filings.  As discussed, we hereby request an extension of time to file our response until October 20, 2006.

We appreciate the staff’s courtesy in responding to this request.

Very truly yours,

/s/ Stanley A. Jaffy
Stanley A. Jaffy
Vice President and Controller

cc:	Stephen Krikorian, Accounting Branch Chief—SEC
Jeffrey H. Curler, President and Chief Executive Officer—Bemis
Gene C. Wulf, Chief Financial Officer—Bemis
Bemis Company, Inc. Audit Committee
John D. Desmond, PricewaterhouseCoopers LLP